"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange




02002629

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Barkald, SVP Group Treasurer and Investor Relations, Tel: +47 22544407
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 20.11.2001

ORK – Sale of Orklas A-shares in Hartwall

Cf. Orkla's notification of the 19 November 2001 regarding the sale of Orkla's K-shares in Oyj Hartwall Abp.

Orkla has now sold its 12,535,700 A-shares in Oyj Hartwall Abp at a price of EUR 21.1 per share to Nordic and international investors through a book building process. Orkla has no shares in Oyj Hartwall Abp after this transaction. The sale has been carried out in order to comply with the Finnish competition authorities' conditional approval of the formation of Carlsberg Breweries, as stated in Orkla's notification dated 2 January 2001.

Orkla will as a result of this transaction and the sale of the K-shares book a gain after commission and before tax of NOK 1.35 billion. The gain will be posted in Q4-2001.